UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

By:	/s/ David Forrest
Name:	David Forrest
Title:	Senior Vice President, General Counsel

Date: July 19, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Canada Goose Holdings Inc. Notice of Annual Meeting and Management Information Circular
99.2	Canada Goose Holdings Inc. Proxy Form
99.3	Press release of Canada Goose Holdings Inc., dated July 19, 2017
99.4	Letter Agreement dated July 11, 2017, by and between Canada Goose Holdings Inc. and Maureen Chiquet